Exhibit 99.1

Press Release

Chi-Med Highlights Presentations of Surufatinib at the Upcoming AACR Virtual Annual Meetings

London: Wednesday, April 22, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that new and updated analyses on the ongoing studies of surufatinib will be presented at the upcoming American Association for Cancer Research (AACR) Virtual Annual Meeting I, taking place on April 27, 2020.

Further details of the presentations are as follows:

Title:	A Phase I Trial of Surufatinib Plus Toripalimab in Patients with Advanced Solid Tumors
Presenter:	Yanshuo Cao
Authors:

M Lu1, Y Cao[1], J Gong[1], Y Sun[2], J Li1, L Shen[1].

[1] Department of Gastrointestinal Oncology, Key Laboratory of Carcinogenesis and Translational Research (Ministry of Education), Peking University Cancer Hospital & Institute, Beijing, China; [2] Department of Pathology, Key Laboratory of Carcinogenesis and Translational Research (Ministry of Education), Peking University Cancer Hospital & Institute, Beijing, China

Session:	VPO.CT01
Number:	CT142
Link:	www.abstractsonline.com/pp8/#!/9045/presentation/10641

Title:	Comparison of Pharmacokinetic Profiles and Safety of Surufatinib in Patients from China and the United States
Presenter:	Arvind Dasari
Authors:

A Dasari[1], S Paulson[2], E Hamilton[3], J Wang[4], M Sung[5], G Falchook[6], C Tucci[7], K Li7, C Chien[7], J Kauh[7], M Kania[7], D Li8.

1 MD Anderson Cancer Center, Houston, TX, USA, [2] Baylor Sammons Cancer Center, Dallas, TX, MD Anderson Cancer Center, Houston, TX, USA, [3] Sarah Cannon Research Institute/Tennessee Oncology, Nashville, TN, USA, [4] Florida Cancer Specialists/Sarah Cannon Research Institute, Sarasota, FL, USA, [5] Mount Sinai Hospital, New York, NY, USA, [6] Sarah Cannon Research Institute at HealthONE, Denver, Co, USA, [7] Hutchison MediPharma International Inc., Florham Park, NJ, USA, [8] City of Hope Cancer Center, Duarte, CA, USA.

Session:	VPO.CT01
Number:	CT115
Link:	www.abstractsonline.com/pp8/#!/9045/presentation/10614

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptor (VEGFR) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.

Chi-Med currently retains all rights to surufatinib worldwide.

Neuroendocrine tumors (“NET”) in the U.S., Europe and Japan: We are preparing for regulatory interactions in the U.S., Europe and Japan to confirm clinical development and path to registration, based on the encouraging data from the two positive Phase III studies of surufatinib in NET in China, and the ongoing multi-cohort Phase Ib study in the U.S. (clinicaltrials.gov identifier: NCT02549937).  In the U.S., surufatinib was granted Fast Track Designations for development in pancreatic and non-pancreatic (extra-pancreatic) NET in April 2020, and Orphan Drug Designation for pancreatic NET in November 2019.

Non-pancreatic neuroendocrine tumors in China: In November 2019, a New Drug Application (“NDA”) for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China National Medical Products Administration (NMPA) and granted Priority Review status in December 2019.  The NDA is supported by data from the successful SANET-ep study, a Phase III study of surufatinib in advanced neuroendocrine tumors – extra-pancreatic patients in China for whom there is no effective therapy.  A 198-patient interim analysis was conducted in June 2019, leading the Independent Data Monitoring Committee (“IDMC”) to determine that the study met the pre-defined primary endpoint of progression-free survival (“PFS”) and should be stopped early.  The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress (clinicaltrials.gov identifier: NCT02588170).

Pancreatic neuroendocrine tumors in China: In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET in China.  A second NDA for surufatinib for the treatment of patients with advanced pancreatic NET is being prepared for submission, following an interim analysis review conducted in January 2020 by the IDMC that recommended that registrational study be terminated early as the pre-defined primary endpoint of PFS had already been met (clinicaltrials.gov identifier: NCT02589821).  Study results will be submitted for presentation at an upcoming scientific conference.

Biliary tract cancer in China: In March 2019, we initiated a Phase IIb/III study comparing surufatinib with capecitabine in patients with advanced biliary tract cancer whose disease progressed on first-line chemotherapy.  The primary endpoint is overall survival (OS) (clinicaltrials.gov identifier NCT03873532).

Immunotherapy combinations: In November 2018 and September 2019, we entered into collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with anti-programmed cell death protein 1 (PD-1) monoclonal antibodies.  This included global collaborations to evaluate the combination of surufatinib with Tuoyi®, approved in China by Shanghai Junshi Biosciences Co. Ltd, and with Tyvyt®, approved in China by Innovent Biologics, Inc.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the therapeutic potential of surufatinib for the treatment of patients with NET, the further clinical development of surufatinib in this and other indications, its expectations as to whether clinical studies of surufatinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of its data to support NDA approval of surufatinib for the treatment of patients with NET in China, its potential to gain expeditious approvals for surufatinib in other jurisdictions such as the U.S., E.U. or Japan, the safety profile of surufatinib, the potential for surufatinib to become a new standard of care for NET patients, its ability to implement and complete its further clinical development plans for surufatinib, its potential commercial launch of surufatinib in China and other jurisdictions and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500